CUTLER LAW GROUP                                        M. Richard Cutler, Esq.*
Attorneys at Law                                        M Gregory Cutler, Esq.**
www.cutlerlaw.com                                *Admitted in California & Texas
                                                           **Admitted in Florida

                                October 17, 2008

Chris  White,  Branch  Chief
Gary  Newberry
Securities  and  Exchange  Commission
100  F  Street,  NE
Washington,  D.C.  20549-7010

RE:  HST  GLOBAL,  INC.  (F.K.A.  NT  HOLDING  CORP)
     AMENDMENT NO. 2 TO FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007 FILED OCTOBER 17, 2008
     FILE  NO.  0-15303

Gentlemen  and  Ladies:

     This letter accompanies Amendment No. 2 to the Annual Report on Form 10-K for the Year Ended December 31, 2007 filed by HST Global, Inc. (f.k.a. NT
Holding  Corp)  (the  "Company")  on  October  17,  2008.

     We are in receipt of your correspondence dated October 8, 2008, and addressed to Wesley Tate, Chief Financial Officer of the Company. This letter includes responsive comments to your letter. As a courtesy, we have sent to your office copies of the filing marked to show changes from the original filing.

     The responses contained herein correspond in number and part to the comments in your letter of October 8, 2008. The page numbers reflect the page numbers in the courtesy copies of the Amended Form 10 sent to your office.

FORM  10-K/A#1  FILED  OCTOBER  6,  2008

1. IN A FULL AMENDED FILING INCLUDING FINANCIAL STATEMENTS, PROVIDE SIGNATURES OF YOUR CURRENT CHIEF EXECUTIVE AND FINANCIAL OFFICERS. PLEASE NOTE THAT ALTHOUGH YOU ARE FILING AN AMENDMENT TO A PREVIOUSLY FILED FORM 10-K, THE AMENDED IS TREATED AS A CURRENT FILING AND THEREFORE MUST BE SIGNED BY YOUR CURRENT OFFICERS.

We have filed a full amended filing including financial statements, signed by our current chief executive and financial officers.

2. WE HAVE CONSIDERED YOUR RESPONSE TO OUR PRIOR COMMENT IN OUR LETTER OF JULY 18, 2008. PLEASE PROVIDE REVISED CERTIFICATIONS WORDED EXACTLY AS REQUIRED UNDER ITEM 601(B)(31) OF REGULATION S-K, SIGNED BY YOUR CURRENT CHIEF EXECUTIVE AND FINANCIAL OFFICERS. THESE CERTIFCATIONS SHOULD OMIT THE TITLE OF THE SIGNER IN THE OPENING LINE OF CERTIFICATION. ALSO, THE TOP SHOULD BE TITLED ONLY "CERTIFICATIONS". PLEASE CONTACT US AT THE NUMBER BELOW IF YOU HAVE ANY QUESTIONS.

We  have  amended  Exhibits  31.1  and  31.2  accordingly.

3. YOUR AMENDED FILING HAS OMITTED THE CERTIFICATIONS REQUIRED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, AS DESCRIBED IN ITEM 601(B)(32) OF REGULATION S-K. PLEASE FURNISH THIS CERTIFICATION AS AN EXHIBIT IN YOUR
     AMENDED FILING, SIGNED BY BOTH YOUR CURRENT PRINCIPAL EXECUTIVE AND ACCOUNTING OFFICERS.

We  have  included  amended  Exhibits  32.1  and  32.2  accordingly.

4. SUBMIT YOUR RESPONSE TO THESE COMMENTS AS CORRESPONDENCE ON THE EDGAR SYSTEM, INCLUDING A STATEMENT FROM THE COMPANY REQUESTED IN OUR LETTER OF JULY 18, 2008 ACKNOWLEDGING THAT:

     - THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING;

     - STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

     - THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

We regret that our previous correspondence filing on EDGAR was unsuccessful. We have submitted our response to these comments on the EDGAR system as a correspondence, and will ensure that it is properly accepted and received by your office.

ACKNOWLEDGEMENT

The  company  hereby  acknowledges  that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        HST  Global,  Inc.

                                        By:  \s\  Ron  Howell
                                            -----------------
                                        Ron  Howell,  CEO

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     If  you  have  any further questions or comments, please do not hesitate to contact  us.

                                   Very  truly  yours,


                                   \s\ M Gregory Cutler
                                   M Gregory Cutler
                                   Cutler Law Group